QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on September 16, 2004.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PETRO-CANADA
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	1311, 1321, 1382, 5541 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number, if any)
150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, (403) 296-8000 (Address and telephone number of Registrant's principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, (212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
W.A. (Alf) Peneycad Vice-President, General Counsel and Corporate Secretary 150 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 3E3 (403) 296-8000	Andrew J. Beck Bradley P. Cost Torys LLP 237 Park Avenue New York, NY 10017 (212) 880-6000	Peter E.S. Jewett Torys LLP 79 Wellington Street W. Box 270, TD Centre Toronto, Ontario, Canada M5K 1N2 (416) 865-0040
Edwin S. Maynard Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	David A. Spencer Fraser Milner Casgrain LLP 30th Floor, Fifth Avenue Place 237 - 4th Avenue S.W. Calgary, Alberta T2P 4X7 Canada	Brice T. Voran Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario M5L 1E8 Canada	William Braithwaite Stikeman Elliott LLP 199 Bay Street 5300 Commerce Court West Toronto, Ontario M5L 1B9 Canada

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this Registration Statement.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.
☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.
☒ at some future date (check appropriate box below)

1.
☐ pursuant to Rule 467(b) on (            ) at (            ) (designate a time not sooner than seven calendar days after filing).

2.
☐ pursuant to Rule 467(b) on (            ) at (            ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (            ).

3.
☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.
☒ after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Security(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Shares	49,390,104	$48.05	$2,373,194,498	$300,684

(1)
Plus such additional shares as may be issued by reason of stock splits, stock dividends and similar transactions.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c). The proposed maximum offering price per share is based upon the average of the high and low prices of the Registrant's common shares on September 13, 2004 on the New York Stock Exchange.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion
Preliminary Prospectus dated September 16, 2004

PROSPECTUS

49,390,104 Shares

PETRO-CANADA

Common Shares

        Her Majesty in right of Canada, or the "Government of Canada", owns 49,390,104 of our common shares and is selling all of those common shares in this offering, which is being made in Canada and in the United States and internationally, as permitted. We are not selling any common shares in this offering and we will not receive any proceeds from the sale of our common shares by the Government of Canada.

        Our common shares are listed for trading on the Toronto Stock Exchange under the symbol "PCA" and the New York Stock Exchange under the symbol "PCZ". On September 15, 2004, the closing price of our common shares on the TSX was C$62.87, and on the NYSE was US$48.49.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page 17 of this prospectus. Certain remedies, including statutory rights for rescission or damages, may not be enforceable against the Government of Canada.

(prospectus cover continued on the next page)

	Per Share	Total
Public offering price	US$	US$
Underwriting Commission	US$	US$
Proceeds, before expenses, to the Government of Canada	US$	US$

        The public offering price for common shares offered in the United States is payable in U.S. dollars, and the public offering price for common shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars. The U.S. dollar amount is the approximate equivalent of the Canadian dollar amount based on the noon buying rate on the date of this prospectus, as described under "Currency Exchange Rates".

        Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The common shares will be ready for delivery on or about                        , 2004.

Joint Book-Running Managers
CIBC World Markets	Merrill Lynch & Co.	RBC Capital Markets

BMO Nesbitt Burns	National Bank Financial Inc.	Scotia Capital	TD Securities	Goldman, Sachs & Co.	UBS Investment Bank
Canaccord Capital Corporation	FirstEnergy Capital Corp.	GMP Securities Ltd.	Peters & Co. Limited	Citigroup	Credit Suisse First Boston
Beacon Securities Limited	Casgrain & Company Limited	Dundee Securities Corporation	First Associates Investments Inc.	Orion Securities Inc.	Raymond James	Tristone Capital Inc.

The date of this prospectus is                , 2004.

(prospectus cover — continued)

        We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of U.S. companies.

        Owning the common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion under "Income Tax Considerations".

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are organized under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and most of our assets are located outside the United States.

i

ABOUT THIS PROSPECTUS

        In this prospectus, unless otherwise specified or the context otherwise requires, references to "Petro-Canada", the "Corporation", "us", "we" or "our" mean Petro-Canada and its subsidiaries. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in Canadian dollars, and references to "dollars", "C$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. All financial information included and incorporated by reference in this prospectus is prepared using generally accepted accounting principles which are in effect from time to time in Canada, and which we refer to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

        Before you invest, you should read both this prospectus and the additional information described under the heading "Documents Incorporated By Reference".

        This prospectus is part of a registration statement on Form F-10 relating to the common shares that we have filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. U.S. persons should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the common shares.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. Forward-looking statements contained or incorporated by reference in this prospectus include, but are not limited to, references to:

  •
  future capital and other expenditures (including the amount, nature and sources of funding thereof);

  •
  oil and gas production levels and the sources of their growth;

  •
  shares of production;

  •
  business strategy;

  •
  tax and royalty rates;

  •
  oil and gas prices;

  •
  the rate of exchange between Canadian dollars and United States dollars and other foreign currencies;

  •
  interest rates;

  •
  refining and marketing margins;

  •
  demand for refined petroleum products;

  •
  planned construction and expansion of facilities;

  •
  retail site throughputs;

  •
  production capacity;

  •
  pre-production and operating costs;

  •
  reserve estimates and recovery rates;

  •
  reserve life;

  •
  status of, and plans for, the Syrian North and South Middle Area Gas project;

  •
  natural gas export capacity;

  •
  plans for and results of exploration and development activities;

  •
  environmental matters;

  •
  drilling plans;

  •
  acquisition and disposition of resource properties; and

  •
  the dates by which certain areas and facilities will be developed or will come on stream.

        Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. Such factors include, but are not limited to:

  •
  general economic, market and business conditions;

  •
  industry capacity;

  •
  competitive action by other companies;

  •
  fluctuations in oil and gas prices;

  •
  refining and marketing margins;

  •
  the ability to produce and transport crude oil and natural gas to markets;

  •
  the results of exploration and development drilling and related activities;

  •
  reservoir performance and operating facility reliability;

  •
  fluctuations in foreign currency exchange rates and interest rates;

  •
  the ability of suppliers to meet commitments;

  •
  actions by governmental authorities, including increases in taxes;

  •
  political or geopolitical changes;

  •
  decisions or approvals of administrative tribunals;

  •
  changes in environmental and other regulations;

  •
  the availability of capital markets;

  •
  war or terrorist attacks;

  •
  risks inherent in oil and gas operations; and

  •
  other factors, many of which are beyond our control.

        These and additional factors are described in more detail in our annual information form dated March 4, 2004 (including in the Management's Discussion and Analysis incorporated therein), filed with the securities commissions or similar authorities in the provinces and territories of Canada and incorporated by reference in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements contained in this prospectus, and such statements are expressly qualified by this cautionary statement. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus.

CURRENCY EXCHANGE RATES

        We publish our consolidated financial statements in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada (the "noon exchange rate"). These rates are set forth as United States dollars per C$1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On September 15, 2004, the noon exchange rate was C$1.00 equals US$0.7699.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
High	0.7885	0.7506	0.7789	0.6654
Low	0.7141	0.6338	0.6338	0.6179
Average	0.7452	0.6940	0.7187	0.6370
Period End	0.7460	0.7378	0.7738	0.6331

SUMMARY

        The information set forth below is a summary only and is qualified by the detailed information appearing elsewhere in this prospectus or incorporated by reference herein. For an explanation of volume measurements used in this summary, refer to "Summary Historical Financial and Operating Data — Summary Historical Operating Data" in this prospectus.

PETRO-CANADA

Overview

        We are an integrated oil and gas company, a leader in the Canadian petroleum industry, with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream sector, we explore for, develop, produce and market crude oil and natural gas in Canada and internationally. Our downstream sector refines crude oil and other feedstocks and markets and distributes petroleum products and related goods and services, primarily in Canada but with some international marketing, especially for lubricants. Our core businesses are North American Natural Gas, East Coast Oil, Oil Sands, International and Downstream, each of which is discussed below and in the documents incorporated by reference.

        We are organized under the Canada Business Corporations Act. Our registered and principal executive office is located at 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3, and our general telephone number is (403) 296-8000.

Business Strategy

        We strive to create long-term value for shareholders by focusing on three strategic themes:

  •
  First, to improve the profitability of our core operations by selecting assets where we can compete and by driving for first quartile operating performance.

  •
  Second, to deliver long-term profitable growth. Our strategy for growth has three elements: expanding and exploiting the current portfolio of assets, targeting acquisitions and new opportunities with a focus on long-life assets, and developing an exploration program which balances risks and rewards to replace reserves over time. We regularly engage in discussions regarding potential acquisitions.

  •
  Third, to be disciplined as to where and how we invest capital and to maintain the financial strength and flexibility needed to sustain and grow the business.

        We have also articulated a more detailed strategy for each of our five core businesses described below under "Business Units".

Business Units

North American Natural Gas

        Our North American Natural Gas holdings are located principally in western Canada, the U.S. Rockies region, the Mackenzie Delta (Northwest Territories), Alaska and the Nova Scotian Slope (offshore Nova Scotia). We have modified our North American Natural Gas strategy to capitalize on the higher natural gas prices we expect to see over the next several years, until new major sources of gas supply become apparent in the market. Our strategy is to sustain North American Natural Gas production through this period of higher expected natural gas prices. In the near-term, we have made additional capital and resources available in our core areas of western Canada. In the medium-term, we are pursuing unconventional gas resources in western Canada and the U.S. Rockies. For the longer term, we are participating in a range of new gas plays and sources which include the Mackenzie Delta/Corridor, the Nova Scotian Shelf, Alaska and liquefied natural gas (LNG) opportunities to supply the North American gas market. Our natural gas production in western Canada averaged approximately 693 million cubic feet per day during 2003 and 684 million cubic feet per day during the six months ended June 30, 2004.

  Acquisition of Prima Energy Corporation

        In July 2004, through a wholly-owned subsidiary, we acquired all of the outstanding shares of Prima Energy Corporation for US$534 million. We financed this acquisition using a US$400 million fully underwritten credit facility and existing committed credit lines. Prima Energy is a Denver-based oil and gas company engaged in the exploration for, and acquisition, development and production of, crude oil and natural gas. Prima Energy has established a track record of growing natural gas production from the U.S. Rockies region, largely through developing unconventional gas reserves. Prima Energy produced an average of approximately 51 million cubic feet per day of natural gas equivalent before royalties during 2003. Current production comes largely from the Powder River and Denver-Julesburg basins. Approximately 40 percent is coal bed methane and the remainder comes mostly from tight gas reservoirs. Prima Energy also has an extensive undeveloped acreage position and 1,600 drillable locations identified. In addition to acreage in the Powder River and Denver-Julesburg basins, Prima Energy's 360,000 undeveloped acres include positions in the Green River, Uinta and Wind River basins. At December 31, 2003, Prima Energy's published proved reserves, converted by Petro-Canada to a before-royalties basis, were 152 billion cubic feet of natural gas equivalent.

East Coast Oil

        Our East Coast Oil holdings are located principally on the Grand Banks (offshore Newfoundland and Labrador). Our East Coast Oil strategy is to sustain profitable production through reservoir extensions. Our holdings include a 20 percent interest in the Hibernia development, a 34 percent interest in the Terra Nova development and a 27.5 percent interest in the White Rose development. Our share of crude oil production from our combined interests at Hibernia and Terra Nova averaged approximately 86,000 barrels per day during 2003 and 87,000 barrels per day during the six months ended June 30, 2004. Development of the White Rose oil field, which began in 2002, includes construction of a floating, production, storage and offloading vessel with a production capacity of 100,000 barrels of oil per day. We expect first oil from White Rose in early 2006. Additionally, we have interests in other significant discovery areas on the Grand Banks.

Oil Sands

        Our Oil Sands holdings are located principally in northeastern Alberta. Our Oil Sands strategy includes participation in successive phases of Syncrude's long-term expansion plans and our own staged development of in situ bitumen production and integration with processing at our refinery in Edmonton. Our major Oil Sands interests include a 12 percent participation in the Syncrude joint venture (a bitumen mining and upgrading facility) and 100 percent ownership of the MacKay River in situ bitumen development. We also hold about 300,000 net acres of leases considered prospective for in situ development of bitumen reserves. Our share of synthetic crude oil production from Syncrude averaged approximately 25,000 barrels per day during 2003 and 29,000 barrels per day during the six months ended June 30, 2004. MacKay River bitumen production, which came on stream in November 2002, averaged approximately 11,000 barrels per day in 2003 and 15,000 barrels per day during the six months ended June 30, 2004. Bitumen is recovered in situ where oil sands are too deep to be mined economically and the bitumen is too thick to flow to the surface through conventional methods. Our bitumen extraction process utilizes steam-assisted gravity drainage, which is commonly known by the acronym SAGD. SAGD combines horizontal drilling with thermal steam injection. We are preparing for the commencement of the regulatory process for subsequent in situ developments and work is proceeding on plan for the Edmonton refinery conversion to enable processing of bitumen.

International

        In May 2002, we acquired most of the upstream oil and gas assets of Veba Oil & Gas GmbH, a European-based exploration and production company. The acquisition cost totaled approximately $2.2 billion. Our International operations are currently focused on the three core exploration and production regions of Northwest Europe, North Africa/Near East and Northern Latin America. Our strategy is to build a platform to deliver profitable growth by expanding and exploiting the current portfolio of assets, targeting acquisitions and new opportunities and developing a balanced exploration program. Our International production averaged approximately 210,000 barrels of oil equivalent per day during 2003 and 207,000 barrels of oil equivalent per day during the six months ended June 30, 2004.

        In Northwest Europe, our production comes from the United Kingdom and Netherlands sectors of the North Sea, with exploration programs extending into Denmark. In the U.K. sector, our operations are centered around existing infrastructure, principally the Scott platform in the Outer Moray Firth and the Triton floating, production, storage and offloading vessel, located further south in the central North Sea, 190 kilometres east of Aberdeen.

        Our North Africa/Near East region, which provides the major portion of our international crude oil production, combines our interests in Syria, Libya, Algeria and Tunisia. In Syria, our interests are consolidated under the umbrella of a joint venture firm, Al Furat Petroleum Company, which produces about 55 percent of Syrian production. In Libya, where we are one of the largest producers, our major holding is a 49 percent interest in a joint venture with the National Oil Corporation of Libya, which combines the operations of 22 fields.

        In Northern Latin America, our operations are focused on Trinidad and Venezuela. In Trinidad, we hold a 17 percent working interest in the North Coast Marine Area – 1 natural gas project in partnership with the operator, British Gas. In Venezuela, we hold a 50 percent interest in the La Ceiba block.

  Acquisition of Interest in U.K. Buzzard Field

        In June 2004, we acquired Intrepid Energy Limited's 29.9 percent interest in the Buzzard oil field in the U.K. North Sea for US$887 million, including closing costs and adjustments and is net of acquired cash. We financed this acquisition using cash reserves and existing committed credit facilities. Buzzard, located 100 kilometres northeast of Aberdeen, is currently under development, with the first oil expected by the end of 2006. Buzzard is the largest U.K. North Sea oil field discovered in over a decade. Our share of peak production is expected to average approximately 60,000 barrels per day. Original oil in place for the field is estimated to be approximately 1.2 billion barrels and we currently estimate that recovery will be in the order of 550 million barrels of oil. We expect that our share of the capital required to bring the field to first oil will be approximately $790 million, which will be funded from operating cash flow.

Downstream

        Our Downstream holdings are located principally in Canada. We own and operate two refineries strategically located in two of Canada's major markets: Montréal, Québec and Edmonton, Alberta. Preparations for the consolidation of our eastern Canada refining operations and the closure of our Oakville, Ontario refinery are proceeding. Our Downstream strategy is to generate superior returns by focusing on first-quartile refining performance, advancing Petro-Canada as the brand of choice for Canadian gasoline consumers, and increasing sales of high-margin specialty lubricants. Our refineries produce a full range of refined petroleum products, including gasolines, diesel oils, heating oils, aviation fuels, heavy fuel oils, asphalts, petrochemicals and feedstocks for lubricants. A nation-wide marketing network serves retail, wholesale and industrial customers across Canada, with a 17 percent share of the national refined products market. Our lubricants centre, in Mississauga, Ontario, produces specialty lubricants and waxes that we market in Canada and internationally. We are the largest producer of lubricant base stocks in Canada and the largest producer of high-quality white oils in the world. White oils are used as non-toxic pharmaceutical grade components of food packaging, cosmetics and other specialty applications.

Recent Developments

        On September 1, 2004, we announced that we had signed a memorandum of understanding with TransCanada PipeLines Limited to develop a liquefied natural gas regasification facility in Gros Cacouna, Québec, capable of processing an average of approximately 500 million gross cubic feet per day of natural gas. The estimated total cost of construction of the facility is $660 million.

        On June 22, 2004, we commenced a normal course issuer bid through the facilities of the TSX that will allow us to repurchase up to 21 million of our common shares before June 21, 2005. To date, we have purchased and cancelled 629,894 common shares under this bid for a total cost of approximately $38 million. In compliance with applicable requirements of the Canadian securities commissions and with Regulation M under the United States Securities Exchange Act of 1934, as amended, in Canada and the United States we will refrain from buying any of our common shares for our own account until we have been advised by the underwriters that the distribution of our common shares and any related stabilization activities have been completed.

        On April 1, 2004, we and our partners were selected to enter into negotiations with the Syrian Ministry of Petroleum and Mineral Resources to conclude a contract for the North and South Middle Area Gas project in Syria. We have a 45 percent working interest in the proposed project, which will involve appraising and developing up to 15 gas discoveries. Two gas treatment and separation plants, with production capacity of approximately 315 million cubic feet per day, are proposed. Gas production from the plants would be destined for the domestic Syrian market. Negotiations on the terms and conditions of a definitive contract are underway.

THE OFFERING

Offering:	49,390,104 common shares to be sold by the Government of Canada. The common shares are not guaranteed by the Government of Canada.
Use of Proceeds:	No portion of the proceeds of this offering will be received by us.
Ownership by the Government of Canada:
The Government of Canada owns 49,390,104 of our common shares, representing approximately 19 percent of our 265,868,701 common shares outstanding at September 15, 2004. The Government of Canada intends to sell all of such common shares in this offering.
Restrictions on Ownership and Voting:
As required by the Petro-Canada Public Participation Act (Canada), our articles contain restrictions on the number of our shares that any shareholder may own, and provide us and our directors with powers to enforce these restrictions, including the ability to suspend voting rights, forfeit dividends and compel the sale of our shares. You should refer to the section of this prospectus entitled "Restrictions on Ownership and Voting".
Stock Symbols:	Our common shares are listed for trading on the Toronto Stock Exchange under the symbol "PCA" and on the New York Stock Exchange under the symbol "PCZ".

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The following tables set forth selected consolidated financial and operating information as at and for the six months ended June 30, 2004 and 2003 and as at and for the years ended December 31, 2003 and 2002.

        The selected consolidated financial information has been derived from our unaudited interim consolidated financial statements and our audited annual consolidated financial statements for the periods indicated. Deloitte & Touche LLP, Chartered Accountants, audited the consolidated financial statements as at and for the years ended December 31, 2003 and 2002, and their report dated January 28, 2004 incorporated by reference in this prospectus. In addition, certain segmented financial information for our business units is set forth for the periods indicated.

        Petro-Canada's consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 23 of our audited annual consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and our Supplemental United States GAAP Differences and Disclosures as at and for the years ended December 31, 2003 and 2002, which are incorporated by reference in this prospectus. The discussion in Note 23 and the Supplemental United States GAAP Differences and Disclosures describes a significant difference between Canadian GAAP and U.S. GAAP pertaining to the accounting for asset retirement obligations. Under U.S. GAAP, a new accounting pronouncement for asset retirement obligations was effective January 1, 2003, which resulted in a cumulative effect adjustment charged to net earnings in the 2003 fiscal year. Effective January 1, 2004, Petro-Canada adopted, on a retroactive basis, the new accounting standard for asset retirement obligations under Canadian accounting standards, thereby eliminating this Canadian GAAP and U.S. GAAP difference in 2004 and in future years.

        You should read this information in conjunction with our audited consolidated financial statements and our Supplemental United States GAAP Differences and Disclosures as at and for the years ended December 31, 2003 and 2002, Management's Discussion and Analysis for the year ended December 31, 2003, our unaudited consolidated financial statements as at June 30, 2004 and for the six months ended June 30, 2004 and 2003 and our Management's Discussion and Analysis for the six months ended June 30, 2004, all of which are incorporated by reference in this prospectus.

        Our summary historical financial and operating data do not include the results for Prima Energy Corporation, which we acquired in July 2004. You should refer to "Summary — Petro-Canada — Business Units — North American Natural Gas — Acquisition of Prima Energy Corporation" for further information.

Summary Historical Financial Data

	Six Months Ended June 30,		Year Ended December 31,(1)
	2004	2003	2003	2002
	(in millions, except per share amounts)
Statement of earnings items:
Revenue	$7,038	$6,679	$12,221	$9,917
Expenses
Crude oil and product purchases	3,139	2,872	5,098	4,556
Operating, marketing and general	1,324	1,226	2,407	2,036
Exploration	110	180	271	301
Depreciation, depletion and amortization	698	646	1,539	957
Loss (gain) on translation of foreign currency denominated long-term debt	42	(196)	(251)	52
Interest	75	93	182	187
Earnings before income taxes	1,650	1,858	2,975	1,828
Canadian GAAP
Net earnings	$906	$1,163	$1,669	$974
Earnings per common share:
Basic	3.41	4.40	6.30	3.71
Diluted	3.36	4.33	6.23	3.67
U.S. GAAP
Net earnings			$1,561	$895
Earnings per common share:
	Basic		5.89	3.41
	Diluted		5.83	3.37
Weighted average common shares outstanding(2):
Basic	266.1	264.5	264.9	262.8
Diluted	269.6	268.7	267.9	265.7
Statement of cash flows items:
Cash flow from operating activities before changes in non-cash working capital(3)	$1,806	$1,865	$3,372	$2,276
Cash flow from operating activities	1,887	1,675	3,208	2,050
Expenditures on property, plant and equipment and exploration(4)	2,320	1,010	2,315	1,861
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—	—	—	2,234
Balance sheet items (at period end):
Total assets	$17,072	$14,244	$14,590	$13,439
Total debt	2,290	2,511	2,229	3,057
Shareholders' equity(2)	8,411	6,996	7,721	5,776
Other financial data:
EBITDAX(5)	$2,533	$2,777	$4,967	$3,273

Notes

(1)
The consolidated financial information as at and for the years ended December 31, 2003 and 2002 has not been restated to reflect the retroactive adoption of the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. Under the new standard effective January 1, 2004, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities. Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. Asset retirement obligations are not recorded for those assets which have an indeterminate useful life. In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5 percent. Had the consolidated financial information been restated to reflect this new standard, net earnings would decrease by $19 million for the year ended December 31, 2003 (2002 — decrease of $19 million). At December 31, 2003, the change would result in increases in deferred credits and other liabilities of $391 million (2002 — increase of $298 million) and property, plant and equipment of $184 million (2002 — increase of $105 million) and decreases in retained earnings of $133 million (2002 — decrease of $114 million) and future income taxes of $74 million (2002 — decrease of $79 million).

  The consolidated financial information for the years ended December 31, 2003 and 2002 does not reflect the change in the presentation of certain transportation costs, certain third party gas purchases and diluent purchases. Effective January 1, 2004, Petro-Canada began presenting certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings. Previously, these costs were netted against revenue. The change represents a reclassification of revenue and expenses and has no effect on net earnings.

(2)
Under our normal course issuer bid for the repurchase of some of our common shares through the facilities of the TSX which began on June 22, 2004, we have repurchased and cancelled 629,894 common shares for a total of approximately $38 million.

(3)
We use cash flow from operating activities before changes in non-cash working capital to analyze our operating performance, leverage and liquidity. Cash flow from operating activities before changes in non-cash working capital does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other companies. Cash flow from operating activities before changes in non-cash working capital is not intended to represent our operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. The following provides a reconciliation of cash flow from operating activities to cash flow from operating activities before changes in non-cash working capital:

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
	(in millions)
Cash flow from operating activities	$1,887	$1,675	$3,208	$2,050
Increase (decrease) in non-cash working capital relating to operating activities and other	(81)	190	164	226

Cash flow from operating activities before changes in non-cash working capital	$1,806	$1,865	$3,372	$2,276

(4)
Expenditures on property, plant and equipment and exploration for the six months ended June 30, 2004 include Petro-Canada's purchase of a 29.9 percent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for US$887 million, including closing costs and adjustments and net of acquired cash. Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

(5)
EBITDAX represents earnings before income taxes, interest expense, depreciation, depletion and amortization and exploration expenses. EBITDAX does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other companies. EBITDAX is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDAX, while providing useful information, should not be considered in isolation or as a substitute for net earnings as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. The following table provides a reconciliation of EBITDAX from net earnings:

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
	(in millions)
Net earnings	$906	$1,163	$1,669	$974
Add:
Provision for income taxes	744	695	1,306	854
Interest expense	75	93	182	187
Depreciation, depletion and amortization	698	646	1,539	957
Exploration expenses	110	180	271	301

EBITDAX	$2,533	$2,777	$4,967	$3,273

Summary Segmented Financial Information(1)

	Six Months Ended June 30,		Year Ended December 31,(2)
	2004	2003	2003		2002
	(in millions)
Upstream
North American Natural Gas
Revenue	$964	$1,111	$1,461		$970
Earnings before income taxes	400	524	846		325
Net earnings	252	340	512		179
Cash flow (before changes in non-cash working capital)	428	591	985		534
Expenditures on property, plant and equipment and exploration	329	232	560		530
Total assets			2,301		2,240
East Coast Oil
Revenue	$745	$674	$1,277		$946
Earnings before income taxes	538	434	857		617
Net earnings	368	319	593		430
Cash flow (before changes in non-cash working capital)	522	472	869		687
Expenditures on property, plant and equipment and exploration	123	157	344		289
Total assets			2,247		2,209
Oil Sands
Revenue	$435	$301	$455		$406
Earnings (loss) before income taxes	83	12	(98	)(3)	115
Net earnings (loss)	59	23	(50	)(3)	79
Cash flow (before changes in non-cash working capital)	146	66	127		196
Expenditures on property, plant and equipment and exploration	166	245	448		462
Total assets			1,746		1,473

International
Revenue	$1,013	$976	$1,945	$1,239
Earnings before income taxes	486	494	1,039	647
Net earnings	146	134	307	225
Cash flow (before changes in non-cash working capital)	478	461	890	583
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—	—	—	2,234
Expenditures on property, plant and equipment and exploration(4)	1,384	221	525	221
Total assets			3,883	3,544
Downstream
Revenue	$4,469	$4,197	$8,152	$7,321
Earnings before income taxes	283	343	335	418
Net earnings	180	257	249	257
Cash flow (before changes in non-cash working capital)	286	324	601	380
Expenditures on property, plant and equipment and exploration	316	150	424	344
Total assets			3,838	3,841

Notes

(1)
Information in this table does not include our shared services segment which includes investment income, interest expense, foreign currency translation and general corporate revenue and expense. You should refer to Notes 3 and 6 of our audited annual consolidated financial statements incorporated by reference in this prospectus.

(2)
The consolidated financial information as at and for the years ended December 31, 2003 and 2002 has not been restated to reflect the retroactive adoption of the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. Under the new standard effective January 1, 2004, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities. Over time the liabilities are accreted for the change in their present values and the initial capitalized costs are depreciated over the useful lives of the related assets. Asset retirement obligations are not recorded for those assets which have an indeterminate useful life. In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5 percent.

The consolidated financial information for the years ended December 31, 2003 and 2002 does not reflect the change in presentation of certain transportation costs, certain third party gas purchases and diluent purchases. Effective January 1, 2004, Petro-Canada began presenting certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings. Previously, these costs were netted against revenue. The change represents a reclassification of revenues and expenses and has no effect on net earnings.

(3)
Oil Sands earnings for 2003 included a charge of $136 million before tax ($82 million after-tax) relating to costs incurred in finalizing our strategy for converting the Edmonton refinery to process an oil sands feedstock.

(4)
Expenditures on property, plant and equipment and exploration for the six months ended June 30, 2004 include Petro-Canada's purchase of a 29.9 percent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for US$887 million, including closing costs and adjustments and net of acquired cash. Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

Summary Historical Operating Data

        In this table, "mbbls" and "mmbbls" means thousand barrels and million barrels, respectively, "mmcf" and "bcf" means million cubic feet and billion cubic feet, respectively, "mcm" means thousands of cubic meters per day, and "mboe" and "mmboe" means thousand barrels of oil equivalent and million barrels of oil equivalent, respectively. For the purpose of determining barrels of oil equivalent and natural gas equivalent production and reserves, the conversion ratio used is 6,000 cubic feet of gas for one barrel of oil or one barrel of natural gas liquids. Where the terms boe (barrel of oil equivalent) or natural gas equivalent are used in this prospectus (or the documents incorporated by reference in this prospectus), such terms may be misleading, particularly if used in isolation. The conversion ratio of 6,000 cubic feet of gas for one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

        Our staff of qualified reserves evaluators generates the reserves estimates used by us. Petro-Canada's reserves staff and management are not considered independent of Petro-Canada for purposes of the rules of the Canadian securities commissions. We have obtained an exemption from certain Canadian reserves disclosure requirements to permit us to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, our reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Further information regarding differences between the U.S. requirements and the Canadian domestic standards is provided in our annual information form dated March 4, 2004, under the headings "Legal Notice — Forward Looking Information / Reserves Estimates" and "Description of the Business — Upstream — Reserves". Also see "Risk Factors — Risks Related to Our Business and Financial Condition — Our oil and gas reserve data and future net revenue data are only estimates and may prove to be inaccurate".

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
Average Daily Production (before royalties)
North American Natural Gas
Crude oil and natural gas liquids (mbbls/day)	14	18	17	19
Natural gas (mmcf/day)(1)	684	697	693	722
Total barrels of oil equivalent (mboe/day)	128	134	132	139
East Coast Oil
Crude oil and natural gas liquids (mbbls/day)	87	88	86	72
Oil Sands
Crude oil and natural gas liquids (mbbls/day)	44	33	36	29
International(2)
Crude oil and natural gas liquids (mbbls/day)	176	184	181	126
Natural gas (mmcf/day)	184	177	175	103
Total barrels of oil equivalent (mboe/day)	207	214	210	143
Total
Crude oil and natural gas liquids (mbbls/day)	321	323	320	246
Natural gas (mmcf/day)	868	874	868	825
Barrels of oil equivalent (mboe/day)	466	469	464	383

Average Daily Production (after royalties)
North American Natural Gas
Crude oil and natural gas liquids (mbbls/day)	11	14	13	14
Natural gas (mmcf/day)(1)	520	517	521	558
Total barrels of oil equivalent (mboe/day)	97	100	99	107
East Coast Oil
Crude oil and natural gas liquids (mbbls/day)	84	86	84	71
Oil Sands
Crude oil and natural gas liquids (mbbls/day)	44	33	36	28
International(2)
Crude oil and natural gas liquids (mbbls/day)	114	117	116	75
Natural gas (mmcf/day)	153	148	149	80
Total barrels of oil equivalent (mboe/day)	139	141	140	89
Total
Crude oil and natural gas liquids (mbbls/day)	253	250	249	188
Natural gas (mmcf/day)	673	665	670	638
Barrels of oil equivalent (mboe/day)	364	360	359	295
	Year Ended December 31,
	2003	2002
Proved Developed and Undeveloped Reserves (before royalties)
North American Natural Gas
Crude oil and natural gas liquids (mmbbls)	41	55
Natural gas (bcf)	2,030	2,181
Total barrels of oil equivalent (mmboe)	379	419
East Coast Oil
Crude oil and natural gas liquids (mmbbls)	71	68
Oil Sands
Crude oil and natural gas liquids (mmbbls)	358	356
International
Crude oil and natural gas liquids (mmbbls)	326	351
Natural gas (bcf)	515	578
Total barrels of oil equivalent (mmboe)	412	447
Total
Crude oil and natural gas liquids (mmbbls)	796	830
Natural gas (bcf)	2,545	2,759
Barrels of oil equivalent (mmboe)	1,220	1,290

Proved Developed and Undeveloped Reserves (after royalties)
North American Natural Gas
Crude oil and natural gas liquids (mmbbls)	32	43
Natural gas (bcf)	1,559	1,673
Total barrels of oil equivalent (mmboe)	292	322
East Coast Oil
Crude oil and natural gas liquids (mmbbls)	67	60
Oil Sands
Crude oil and natural gas liquids (mmbbls)	318	309
International
Crude oil and natural gas liquids (mmbbls)	233	245
Natural gas (bcf)	423	466
Total barrels of oil equivalent (mmboe)	304	323
Total
Crude oil and natural gas liquids (mmbbls)	650	657
Natural gas (bcf)	1,982	2,139
Barrels of oil equivalent (mmboe)	981	1,014
	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
Petroleum Product Sales
Gasoline (mcm/day)(3)	24.5	25.7	25.8	25.9
Middle distillates (mcm/day)(4)	20.8	20.8	20.5	19.3
Other (mcm/day)(5)	11.5	9.1	10.5	10.5

Total (mcm/day)	56.8	55.6	56.8	55.7

Notes

(1)
These volumes do not include natural gas produced for use in miscible flood schemes or natural gas purchased from third parties for resale.

(2)
Production from new projects and acquisitions has been averaged over the full year.

(3)
Includes motor and aviation gasolines.

(4)
Includes diesel oils, heating oils and aviation jet fuels.

(5)
Includes heavy fuel oils, asphalts, lubricants, liquefied petroleum gases, petrochemical feedstocks and other petroleum products.

RISK FACTORS

        You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus before purchasing common shares of Petro-Canada. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related to Our Business and Financial Condition

A substantial or extended decline in crude oil and gas prices could have a material adverse effect on us.

        Our financial condition depends substantially upon the prevailing prices of crude oil and gas. Fluctuations in crude oil or gas prices could have an adverse effect on our financial condition and the value and amount of our reserves. Prices for crude oil and gas fluctuate in response to changes in the supply of and demand for crude oil and gas, market uncertainty and a variety of additional factors beyond our control. Factors which affect crude oil and gas prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political developments, especially in the Middle East but also elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Canadian gas prices are primarily affected by North American supply and demand, weather conditions, the level of industry inventories, political events and, to a lesser extent, by prices of alternate sources of energy.

        The price of crude oil and gas has recently been high compared to recent historical standards. Any substantial or extended decline in the prices of crude oil and gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long term transportation commitments, all of which could have an adverse effect on our revenues, profitability and cash flows.

        In addition, our results of operations are affected by the price of refinery feedstock, the demand for our pipeline transportation capacity and the demand for refined petroleum products. The margins we realize for refined products are affected by crude oil price fluctuations, which affect refinery feedstock costs, and third party refined product purchases. Our ability to maintain product margins in an environment of higher feedstock costs is contingent upon our ability to pass higher costs on to our customers. The profitability of our 12 percent working interest in Syncrude in regard to its upgrading operations depends upon the revenue from the synthetic crude oil produced exceeding the costs of the heavy oil feedstock and the related operating costs.

        We conduct an annual assessment of the carrying value of our assets in accordance with Canadian GAAP. If oil and gas prices decline, the carrying value of our assets could be subject to downward financial revisions and our earnings could be adversely affected.

A failure to acquire or find additional reserves would cause a decline in our reserves and production.

        Our future oil and gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain oil and gas reserves will be impaired. Costs to find and develop or acquire additional reserves depend on success rates which vary over time.

Our oil and gas reserve data and future net revenue data are only estimates and may prove to be inaccurate.

        There are numerous uncertainties inherent in estimating quantities of oil and gas reserves, including many factors beyond our control. The reserve data included and incorporated in this prospectus by reference represent estimates only. We have internally prepared all of our reserve data. Our reserves staff and management are not considered independent of our company for purposes of the rules of the Canadian securities commissions or the SEC. In general, estimates of economically recoverable oil and gas reserves are based upon a number of variable factors and assumptions made as of the date on which the reserves estimates were determined, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties and classification of such reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves may vary from such estimates, and any material negative differences may adversely affect our business, financial condition and results of operations.

        Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based upon these methods generally are less reliable than those based upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in revisions in the estimated reserves, and any material negative revisions of estimated reserves may adversely affect our business, financial condition and results of operations.

We do not operate all of our properties and assets.

        Other companies operate some of the assets in which we have interests. As a result, we have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect our financial performance. The success and timing of our activities on assets operated by others will therefore depend upon a number of factors that may be outside of our control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Our business is subject to environmental legislation in all jurisdictions in which we operate and any changes in such legislation could negatively affect our results of operations.

        All phases of the oil and gas business are subject to environmental regulation under a variety of Canadian, U.S., and other foreign, federal, provincial, territorial, state and municipal laws and regulations (collectively, "environmental legislation").

        Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental legislation may result in the imposition of fines and penalties. Additionally, our business is subject to the trend towards increased civil liability for environmental matters (such as the ability of private parties to commence actions, new theories of liability and new heads of damages). Although it is not expected that the costs of complying with environmental legislation or dealing with environmental civil liabilities will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

        In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in December 2002. Reductions in greenhouse gases from our operations may be required which could result in increased capital expenditures and operating expenses. It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations and result in increased capital expenditures and operating expenses. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have an adverse effect on our business, financial condition and results of operations.

Our operations are subject to business interruption and casualty losses.

        Our business is subject to all of the operating risks normally associated with the exploration for and production of oil and gas and the operation of midstream and downstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, or result in damage to, or destruction of, oil and gas wells or formations or production facilities or refining facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of our operations are subject to all of the risks normally incidental to the transportation, processing and storing of oil, gas, refined products and other related products, drilling of oil and gas wells, and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, gas or well fluids, adverse weather conditions, pollution and other environmental risks. The occurrence of a significant event, if it were to exceed or be excluded from our insurance coverage, could have a material adverse effect on our business, financial condition and results of operations.

Our foreign operations will expose us to risks from abroad which could negatively affect our results of operations.

        Some of our foreign operations involve risk typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, terrorism, UN sanctions or unilateral national sanctions, insurrection and geopolitical and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over our international operations. In addition, if a dispute arises in our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in the United States or Canada.

        Our private ownership of oil and gas properties in Canada differs distinctly from our ownership interests in foreign oil and gas properties. In some foreign countries in which we do and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations outside of

Canada may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of oil and gas reserve quantities and future net cash flows attributable to foreign properties in a manner materially different from the manner in which such changes would affect estimates for Canadian properties. Agreements covering foreign oil and gas operations also frequently contain provisions obligating us to spend specified amounts on exploration and development or to perform certain operations, or forfeit all or a portion of the acreage subject to the contract. Petro-Canada has operations in Libya, Venezuela and Algeria, who are members of the Organization of Petroleum Exporting Countries (OPEC), and may operate in other OPEC member countries in the future. Production in those countries may be constrained from time to time by OPEC quotas.

Changes in governmental regulation affecting the oil and gas industry could have a material adverse impact on us.

        The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and, possibly, expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for gas and crude oil and increase our costs and may have a material adverse effect on our business, financial condition and results of operations.

Factors beyond our control affect our ability to execute projects and market production, and could adversely affect our business.

        We manage a variety of small and large projects in support of continuing operations and future growth. Project delays may delay expected revenues from operations. Significant project cost over-runs could make the project uneconomic.

        Our ability to execute our projects and market our oil and gas depends upon numerous factors beyond our control. These factors include:

  •
  the availability of processing capacity;

  •
  the availability and proximity of pipeline capacity;

  •
  the supply of and demand for oil and natural gas;

  •
  the availability of alternative fuel sources;

  •
  the effects of inclement weather;

  •
  the availability of drilling and related equipment;

  •
  unexpected cost increases;

  •
  accidental events;

  •
  currency fluctuations;

  •
  the availability and productivity of skilled labour; and

  •
  regulation of the oil and gas industry.

        Because of these factors, we could be unable to execute our projects on time, on budget or at all, or market all of the oil or gas we produce. In addition, we may be unable to obtain favourable prices for the oil and gas we produce.

Our hedging activities could result in losses (realized and unrealized).

        The nature of our operations results in exposure to fluctuations in commodity prices and foreign exchange rates. We monitor our exposure and, when appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate the potential impact of declines in oil and natural gas prices or increases in the value of the Canadian dollar versus the U.S. dollar.

        If commodity prices increase above, or the value of the Canadian dollar decreases below, those levels specified in our various hedging agreements, a fixed price contract or an option capped price structure could limit us from receiving the full benefit of commodity price increases or decreases in the value of the Canadian dollar. In addition, by entering into these hedging activities, we may suffer financial loss if:

  •
  we are unable to produce oil or natural gas to fulfill our obligations;

  •
  we are required to pay a margin call on a hedge contract;

  •
  we are required to pay royalties based on market or reference prices that are higher than our fixed or capped price; or

  •
  one of our counterparties is unable to fulfill its obligations with regard to a derivative transaction.

        In connection with our acquisition of our interest in the Buzzard oil field, we entered into a series of derivative contracts related to the future sale of oil. These contracts effectively locked in an average price of US$25.98 per barrel on 35,840,000 barrels of oil, or half the expected production for the period from July 1, 2007 to December 31, 2010. As of June 30, 2004, we had mark-to-market unrealized losses on these contracts of $92.5 million.

Fluctuations in interest rates could give rise to increased debt payment obligations.

        We use both fixed and floating rate debt to finance our operations. Our floating rate debt obligations expose us to changes in interest payments due to fluctuations in interest rates, which could have an adverse effect on our financial condition.

Fluctuations in exchange rates could give rise to foreign currency exposure.

        In our downstream operations, crude oil feedstock costs are generally set in U.S. dollars, while sales of refined products are primarily in Canadian dollars. In Canadian upstream operations, sales revenue from crude oil and natural gas are set in U.S. dollars while expenses and capital expenditures are denominated in Canadian dollars. Revenues, expenses, capital expenditures and related net assets of our operations outside of Canada are primarily denominated in U.S. dollars. The other major currencies in which we operate are euros and British pounds sterling. Fluctuations in exchange rates between the U.S. and Canadian dollar, and between the U.S. or Canadian dollar and other foreign currencies, could have an adverse effect on our financial condition.

Risks Related to Holding Our Common Shares

The market price of our common shares may be volatile.

        The market price of our common shares has in the past been, and may in the future be, volatile. The offering price of the common shares has been determined by negotiations among the Government of Canada and the underwriters, with reference to sales prices of the common shares on the TSX and the NYSE, and may not be indicative of the market price of the common shares after the offering. The market price of the common shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of our business strategy, general trends in the oilfield and industrial service industries, competition and changes in Canadian federal, provincial or territorial, U.S. federal or state, and other international laws and regulations affecting us or the oilfield and industrial services industries and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These fluctuations may adversely affect the market price of our common shares.

We may change our dividend policy or discontinue paying dividends in the future.

        We regularly review our dividend policy to ensure the alignment of that policy with shareholder expectations and our financial and growth objectives. Our current dividend policy is to pay $0.15 per common share on a quarterly basis. In the future, the declaration and payment of any cash dividends will remain at the discretion of our board of directors and will depend upon our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors. We cannot assure you that our dividend payout ratio will remain consistent with past practice or that we will pay any dividends at all in the future.

Future issuances of our common shares may dilute your voting power and earnings per share.

        We may sell additional common shares in the future. We may also issue additional common shares to finance future acquisitions. We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales or issuances of substantial amounts of common shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of common shares, you will suffer dilution to your voting power and may experience dilution in our earnings per share.

USE OF PROCEEDS

        The common shares are being sold by the Government of Canada in Canada and elsewhere outside the United States at a public offering price of C$        per common share and in the United States at a public offering price of US$        per common share. The Government of Canada will be receiving such public offering price less an amount to be earned and retained equivalent to an underwriters' commission of C$        (US$        ) per common share for net proceeds of C$        (US$        ) per common share. The Government of Canada will receive the net proceeds of this offering and we will not receive any proceeds from this offering.

        The net proceeds to the Government of Canada from the sale of the common shares, after deducting the expenses of this offering which are estimated to be C$         (US$        ), are estimated to be C$         (US$        ). In addition, the underwriters have agreed to reimburse the Government of Canada for C$1 million of its offering expenses.

DIVIDEND POLICY AND PRICE RANGE OF COMMON SHARES

Dividend Policy

        We have adopted a policy of paying quarterly dividends of $0.15 ($0.60 per annum) per common share. We regularly review our dividend policy in light of our financial position, financing requirements for growth, shareholder expectations and other factors. Currently, our first priority for available cash is to fund growth opportunities. Our second priority is to return funds to shareholders.

Price Range of Common Shares

        Our common shares are listed for trading on the Toronto Stock Exchange under the symbol "PCA" and the New York Stock Exchange under the symbol "PCZ". The following table sets forth, for the periods indicated, the high and low prices of the common shares on the TSX and the NYSE for each of the following calendar quarters:

	TSX Sales Price (C$)		NYSE Sales Price (US$)
	Low	High	Low	High
2002:
First Quarter	34.22	41.66	21.45	26.03
Second Quarter	39.50	44.48	24.90	28.65
Third Quarter	37.50	48.77	23.66	30.70
Fourth Quarter	43.20	49.69	27.58	32.22
2003:
First Quarter	47.41	53.60	30.83	35.91
Second Quarter	46.84	56.20	32.25	41.60
Third Quarter	52.00	55.90	37.73	40.79
Fourth Quarter	52.50	64.12	39.27	49.32
2004:
First Quarter	55.85	68.65	41.90	52.81
Second Quarter	56.65	64.16	41.78	46.73
Third Quarter (through September 15, 2004)	56.40	63.45	42.63	49.04

        The last sale prices of our common shares on the TSX and the NYSE on September 15, 2004 were C$62.87 and US$48.49, respectively.

SELLING SHAREHOLDER

        The Government of Canada currently beneficially owns 49,390,104 common shares of Petro-Canada, or approximately 19 percent of the 265,868,701 common shares of Petro-Canada issued and outstanding as at September 15, 2004. In the 2004 Budget, presented on March 23, 2004, the Government of Canada announced its intention to sell in the 2004-2005 fiscal year all of such common shares of Petro-Canada. In accordance with that announcement, the Government of Canada intends to sell all of such common shares of Petro-Canada in this offering. The common shares of Petro-Canada are not guaranteed in any manner by the Government of Canada.

        The Government of Canada may currently designate one nominee for election as a director so long as it is the registered holder of 10 percent or more of the outstanding voting shares of Petro-Canada. After completion of this offering, the Government of Canada will no longer have any right to designate a nominee for election as a director.

        The Government of Canada has owned the shares being offered by this prospectus since 1991.

DESCRIPTION OF THE SHARE CAPITAL

        Our authorized capital consists of an unlimited number of senior preferred shares (the "Senior Preferred Shares"), an unlimited number of junior preferred shares (the "Junior Preferred Shares") and an unlimited number of common shares. There were 265,868,701 common shares issued and outstanding as of September 15, 2004. In addition, 11,674,149 common shares were reserved as of that date for issuance under options granted under our Employee Stock Option Plan. There were no Senior Preferred Shares or Junior Preferred Shares issued and outstanding as of September 15, 2004.

        The following is a summary of the material rights and restrictions attached to the Senior Preferred Shares, Junior Preferred Shares and common shares.

Senior Preferred Shares

        Our Senior Preferred Shares are issuable in series. The Senior Preferred Shares of each series rank on a parity with the Senior Preferred Shares of every other series and are entitled to a preference over our Junior Preferred Shares and our common shares and any other shares ranking junior to our Senior Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding-up. Our directors are empowered to fix the number of shares and the rights to be attached to the Senior Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and to applicable law, the Senior Preferred Shares as a class are not entitled to receive notice of or attend or vote at meetings of our shareholders.

Junior Preferred Shares

        Our Junior Preferred Shares are issuable in series. The Junior Preferred Shares of each series rank on a parity with the Junior Preferred Shares of every other series, rank junior to the Senior Preferred Shares, and are entitled to a preference over our common shares and any other shares ranking junior to the Junior Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding-up. Our directors are empowered to fix the number of shares and the rights to be attached to the Junior Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and to applicable law, the Junior Preferred Shares as a class are not entitled to receive notice of or attend or vote at meetings of our shareholders.

Common Shares

        Subject to the individual ownership and voting restrictions described under "Restrictions on Ownership and Voting", the holders of our common shares are entitled to one vote per share at all meetings of our shareholders except separate meetings of the holders of another class or series of shares. Our common shares are entitled to dividends, when and if declared by our directors, and to the distribution of the residual assets of Petro-Canada in the event of our liquidation, dissolution or winding-up. Our common shares are subject to the rights attaching to any outstanding Senior Preferred Shares and Junior Preferred Shares with respect to dividends and distribution of assets.

        Our ownership restrictions may make it more difficult for us to be acquired by a third party, so the likelihood of our share price reflecting a possible takeover premium is significantly diminished.

RESTRICTIONS ON OWNERSHIP AND VOTING

        The Petro-Canada Public Participation Act (Canada) requires that the articles of Petro-Canada include certain restrictions on the ownership and voting of voting shares of Petro-Canada. The common shares of Petro-Canada are voting shares of Petro-Canada. The following is a summary of the restrictions in the articles of Petro-Canada.

Ownership Restriction

        No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, other than by way of security only, in the aggregate voting shares to which are attached more than 20 percent of the votes that may ordinarily be cast to elect directors of Petro-Canada. This restriction does not apply to the Government of Canada.

        A person is an associate of another person if:

  (a)
  one is a corporation of which the other is an officer or director;

  (b)
  one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

  (c)
  one is a partnership of which the other is a partner;

  (d)
  one is a trust of which the other is a trustee;

  (e)
  both are corporations controlled by the same person;

  (f)
  both are members of a voting trust that relates to voting shares of Petro-Canada;

  (g)
  both, in the reasonable opinion of the directors of Petro-Canada, are parties to an agreement or arrangement a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in Petro-Canada or are otherwise acting in concert with respect to those interests; or

  (h)
  both are at the same time associates, within the meaning of any of (a) to (g), of the same person;

        provided that:

  (1)
  if a person who would otherwise be an associate of another person submits to Petro-Canada a statutory declaration stating that:

  (A)
  no voting shares of Petro-Canada held or to be held by the declarant are or will be, to the declarant's knowledge, held in the right of, for the use or benefit of or under the control of, any other person of which the declarant would otherwise be an associate, and

    (B)
    the declarant is not acting and will not act in concert with any such other person with respect to their interests, direct or indirect, in Petro-Canada,

  the declarant and that other person are not associates so long as the directors of Petro-Canada are satisfied that the statements in the declaration are being complied with and that there are no other reasonable grounds for disregarding the declaration;

  (2)
  two corporations are not associates pursuant to (h) above by reason only that under (a) above each is an associate of the same individual; and

  (3)
  where the directors of Petro-Canada are of the reasonable opinion that any person holds, beneficially owns or controls voting shares to which are attached not more than the lesser of (A) two one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Petro-Canada, and (B) 10,000 such votes, that person is not an associate of anyone else and no one else is an associate of that person.

Enforcement

        The board of directors of Petro-Canada may at any time require holders of or subscribers for voting shares and certain other persons to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the restrictions. Petro-Canada is precluded from accepting any subscription for, or issuing or registering a transfer of, any voting shares if a contravention of the ownership restrictions would result.

        The board of directors of Petro-Canada is entitled to determine whether contraventions of the ownership restrictions have occurred. If the board of directors of Petro-Canada determines that a person, together with associates of that person, is in contravention of the ownership restrictions, Petro-Canada will not accept a subscription for shares from or issue or register any transfer of voting shares to that person or any associate of that person. The contravening shareholder and each of its associates may not exercise the voting rights attached to any of its voting shares and Petro-Canada will not pay any dividends or make any other distributions with respect to those voting shares held in contravention of the restriction, or, if the contravention was intentional (as determined by the board of directors of Petro-Canada), with respect to any of the voting shares held by that shareholder and each of its associates. Petro-Canada will also send to the contravening shareholder a notice requiring it to sell the shares held in contravention of the restriction within a specified period of not less than 45 days. Unless, within the time specified in that notice the contravening shareholder sells or otherwise disposes of the shares held in contravention or provides Petro-Canada with satisfactory evidence that the shareholder is not in contravention of the restriction, Petro-Canada may suspend the voting and all other rights attached to the voting shares of the shareholder (other than the right to transfer those shares) and may sell or redeem the shares held in contravention of the restriction. Any sale will be made through a stock exchange or, if the shares are not then listed, in such manner as the board of directors may determine. Voting shares may be redeemed after a reasonable attempt has been made to sell the shares or after the directors have determined that a sale would have material adverse consequences to Petro-Canada or its shareholders. The redemption price would be the average closing price of the voting shares over the previous 10 trading days on which a board lot of voting shares has traded on the principal stock exchange on which the voting shares are listed or a price determined by the directors if the requisite trading of voting shares has not occurred. In the event of the sale or redemption of voting shares by Petro-Canada, the contravening shareholder is entitled to the net proceeds of the sale or redemption, without interest and less commission, tax or other costs of sale, upon the surrender of the relevant share certificate.

Interpretation

        For the purposes of the foregoing restrictions:

  (a)
  the restrictions do not apply with respect to shares held by underwriters solely for the purpose of distributing the shares to the public, or by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the shares solely as an intermediary in the payment of the funds or the delivery of securities or both;

  (b)
  "control" means control in any manner that results in control in fact and, without limiting the generality of the foregoing,

  (i)
  a body corporate is deemed to be controlled by a person if (A) securities of the body corporate to which are attached more than 50 percent of the votes that may be cast to elect directors are held, otherwise than by way of security only, by or for the benefit of that person, and (B) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate; and

  (ii)
  a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50 percent of the assets thereof is held, other than by way of security only, by or for the benefit of that person;

  (c)
  "corporation" includes a body corporate, partnership and unincorporated organization;

  (d)
  "person" includes any individual, corporation, government, or agency thereof, trustee, executor, administrator and other legal representative; and

  (e)
  "voting share" means a share carrying a voting right under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such convertible security.

INCOME TAX CONSIDERATIONS

        This summary is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common shares. Prospective purchasers of our common shares should consult their own tax advisors concerning the tax consequences of their particular situations.

Certain Canadian Federal Income Tax Considerations

        This section summarizes the principal Canadian federal income tax considerations generally applicable to you if you acquire common shares pursuant to this offering and, for purposes of the Income Tax Act (Canada) (the "Tax Act"), hold such common shares as capital property and deal at arm's length and are not affiliated with us. Our common shares will generally be considered to be capital property to you unless you hold such common shares in the course of carrying on a business, or you have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus, and our understanding of the current published administrative practices of the Canada Revenue Agency.

        This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this prospectus.

Residents of Canada

        This section of the summary applies to you if, for purposes of the Tax Act and any applicable tax treaty or convention, you are resident in Canada at all relevant times. Certain of such persons to whom our common shares might not constitute capital property may elect, in certain circumstances, to have the common shares, and all other Canadian securities held by such persons, treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

        The Tax Act contains certain "mark-to-market rules" relating to securities held by certain financial institutions. This summary does not take into account those mark-to-market rules, and if you are a "financial institution" for purposes of such rules, you should consult your own tax advisor.

  Taxation of Dividends

        Dividends received or deemed to be received on a common share will be included in computing your income for purposes of the Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to such dividends received by an individual, and such dividends received by a corporation normally will be deductible in computing its taxable income. If you are a "private corporation" or a "subject corporation" (as defined in the Tax Act), you may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3 percent on such dividends to the extent that such dividends are deductible in computing your taxable income.

  Disposition of Common Shares

        Upon a disposition or a deemed disposition of a common share, you generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to you. The cost to you of a common share acquired pursuant to this offering will be averaged with the adjusted cost base of any other of our common shares owned by you as capital property for purposes of determining the adjusted cost base of each such share to you.

        Under the provisions of the Tax Act, one half of any capital gain (a "taxable capital gain") realized by you will be required to be included in computing your income as a taxable capital gain. Similarly, one half of any capital loss (an "allowable capital loss") realized by you may normally be deducted against taxable capital gains realized by you in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by you against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

        The amount of any capital loss realized on the disposition or deemed disposition of a common share by you if you are a corporation may be reduced by the amount of dividends received or deemed to have been received by you on such common share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where you are a corporation that is a member of a partnership or beneficiary of a trust that owns common shares, or such partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns common shares.

        If you are a Canadian-controlled private corporation (as defined in the Tax Act), you may also be liable to pay a 6 2/3 percent refundable tax on certain investment income, including taxable capital gains, but not including taxable dividends that are deductible in computing taxable income.

Non-Resident Holders

        The following section summarizes the principal Canadian federal income tax considerations generally applicable to you if:

  •
  at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, you are not a resident of Canada,

  •
  you do not use or hold (and will not use or hold) and are not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada and do not carry on an insurance business in Canada and elsewhere, and

  •
  your shares do not constitute "taxable Canadian property" for purposes of the Tax Act.

        Provided that the common shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE) at a particular time, the common shares will generally not constitute taxable Canadian property to you at that time, unless, at any time during the five year period immediately preceding that time, 25 percent or more of the issued shares of any class or series of a class of our capital stock was owned by you, by persons with whom you did not deal at arm's length or by you and any such persons. Your common shares can be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

  Taxation of Dividends

        Dividends on our common shares paid or credited or deemed under the Tax Act to be paid or credited to you generally will be subject to Canadian withholding tax at the rate of 25 percent, subject to any applicable reduction in the rate of withholding under an income tax treaty between Canada and the country where you are resident. For example, if you are a United States resident entitled to benefits under the Canada — United States Income Tax Convention, dividends on our common shares generally will be subject to Canadian withholding tax at the rate of 15 percent. It should be noted that it is the position of the Canada Revenue Agency that United States limited liability companies generally do not qualify as residents of the United States under the Canada-United States Income Tax Convention. Also, under the

Canada — United States Income Tax Convention, dividends paid to certain religious, scientific, charitable and similar tax exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, we will not be required to withhold tax from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

  Disposition of Common Shares

        You will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of common shares.

Certain United States Federal Income Tax Considerations

        This section summarizes the material United States federal income tax consequences to "U.S. Holders" (as defined below) of the purchase, ownership and disposition of our common shares, subject to the limitations in this prospectus. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), for United States federal income tax purposes and assumes that the Company is not a "controlled foreign corporation" nor a "foreign personal holding company" for United States federal income tax purposes. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Furthermore, this section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with all United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10 percent or more of our common shares, persons that hold common shares as part of a straddle or a hedging, constructive sale, synthetic security, conversion or other integrated transaction, pass-through entities (e.g., partnerships), persons whose functional currency is not the United States dollar, financial institutions, expatriates or former long-term residents of the United States, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, or regulated investment companies.

        If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for federal income tax purposes are urged to consult their tax advisors.

        This section is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or revocation possibly on a retroactive basis so as to result in federal income tax consequences different from those discussed below.

        For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder.

        Because individual circumstances may differ, persons considering the purchase of our common shares are strongly urged to consult their tax advisors with respect to their particular tax situations and the particular tax effects of the purchase, ownership and disposition of our common shares, including the applicability of any state, local, foreign or other tax laws and possible changes in the tax laws or interpretations thereunder.

Taxation of Dividends

        Subject to the passive foreign investment company rules discussed below, if you are a U.S. Holder, you must include in your gross income as ordinary income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. We do not maintain calculations of our earnings and profits under United States federal income tax principles. If you are a United States resident entitled to benefits under the Canada-United States Income Tax Convention, dividends on our common shares generally will be subject to Canadian withholding tax at the rate of 15 percent. Refer to the section of this prospectus entitled "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations — Non-Resident Holders — Taxation of Dividends". You must include the dividend in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this distribution, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and afterwards as a capital gain. If you are a non-corporate U.S. Holder, dividends paid to you through 2008 may be subject to United States federal income tax at lower rates than other types of ordinary income, generally 15 percent, provided certain holding period and other requirements are satisfied. These requirements include (a) that we not be classified as a "passive foreign investment company", which is commonly known by the acronym PFIC, and (b) that you not treat the dividend as "investment income" for purposes of the investment interest deduction rules. U.S. Holders should consult their own tax advisors regarding the application of these rules.

        Dividends received by a U.S. Holder with respect to common shares will be treated as foreign source income. The foreign source income generally will be "passive income" or "financial services income," which will be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Any Canadian tax withheld with respect to distributions made on the common shares may, subject to certain limitations, be claimed as a foreign tax credit against a U.S. Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

Taxation of Capital Gains

        Subject to the passive foreign investment company rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your common shares, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your adjusted tax basis, determined in United States dollars, in your common shares. Your adjusted tax basis in our common shares will generally be the cost to you of such shares. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15 percent if the property has been held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Discussion

        If during any taxable year, 75 percent or more of our gross income consists of certain types of "passive" income, or if the average value during a taxable year of our "passive assets" (generally, assets that generate passive income) is 50 percent or more of the average value of all of our assets, we will be classified as a "passive foreign investment company" for such year and in succeeding years. In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) derived by a foreign corporation in the active conduct of a commodity business by an active producer, processor, merchant or handler of commodities, and (ii) "substantially all" of such corporation's business is as an active producer or processor of commodities (the "active commodities business exclusion").

        Based on the nature of our income, assets and activities, we believe that we presently qualify for the active commodities business exclusion, and therefore we believe that we are not presently a passive foreign investment company. However, since the application to us of the relevant provisions of the Code and accompanying regulations is not completely clear, and because our operations and business plans may change in subsequent taxable years, we cannot conclude with certainty as to our present or future status as a passive foreign investment company.

        If we are classified as a passive foreign investment company, you may be subject to increased tax liability and an interest charge in respect of gain recognized on the sale or other disposition of your common shares and upon the receipt of certain "excess distributions". The passive foreign investment company rules with respect to additional United States federal income taxes on certain distributions received from us and any gain realized from the sale or other disposition of your common shares may be avoided if you are eligible for and timely make a valid "QEF election" (in which case you would be required to include in income on a current basis your pro rata share of our ordinary income and net capital gains). However, in order for you to be able to make the QEF election, we would have to provide you with certain information. We do not expect to provide the required information.

        As another alternative to the foregoing rules, if our shares constitute "marketable stock" under applicable Treasury Regulations, you may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of your common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). Our common shares currently qualify as marketable stock (although there can be no assurance that this will continue to be the case). However, the mark-to-market rules do not appear to prevent the application of "excess distribution" rules in respect of shares of any of our subsidiaries in the event that any of our subsidiaries were considered a passive foreign investment company. Accordingly, if we and one or more of our subsidiaries were considered passive foreign investment companies, and you made a mark-to-market election with respect to us, you may remain subject to certain "excess distribution" rules with respect to your indirectly owned shares of one or more of our subsidiaries.

        U.S. Holders should consult their own tax advisors with respect to the passive foreign investment company issue and its potential application to their particular situation.

Information Reporting and Backup Withholding

        If you are a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to:

  •
  dividend payments or other taxable distributions made to you within the United States, and

  •
  the payment of proceeds to you from the sale of common shares effected at a United States office of a broker unless you come within certain categories of exempt recipients.

        Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

  •
  fail to provide an accurate taxpayer identification number,

  •
  are notified by the Internal Revenue Service ("IRS") that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

  •
  in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

        A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

UNDERWRITING

        Subject to the terms and conditions of an underwriting agreement dated        , 2004 among us, the Government of Canada and each of the underwriters named below, the Government of Canada has agreed to sell to the underwriters and each of the underwriters has severally, and not jointly, agreed to purchase from the Government of Canada the number of common shares set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Dominion Securities Inc.
BMO Nesbitt Burns Inc.
National Bank Financial Inc.
Scotia Capital Inc.
TD Securities Inc.
Goldman, Sachs & Co.
UBS Securities LLC
Canaccord Capital Corporation
FirstEnergy Capital Corp.
GMP Securities Ltd.
Peters & Co. Limited
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
Beacon Securities Limited
Casgrain & Company Limited
Dundee Securities Corporation
First Associates Investments Inc.
Orion Securities Inc.
Raymond James Ltd.
Tristone Capital Inc.

Total	49,390,104

        In the underwriting agreement, each of the underwriters has severally, and not jointly, agreed, subject to the terms and conditions set forth therein, to purchase all of the common shares offered hereby if any of the common shares are purchased. In consideration of their services in connection with this offering, the Government of Canada has agreed to permit the underwriters to earn and retain an amount equivalent to a commission of         percent of the gross proceeds of this offering. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets. In the event of a default by an underwriter, the underwriting agreement provides that, under certain circumstances, the commitments of non-defaulting underwriters may be increased.

        We and the Government of Canada have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the common shares, subject to prior sale and subject to approval of legal matters and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The offering price of the common shares was determined by negotiation between the Government of Canada and the underwriters. The public offering price for common shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars and the offering price for common shares offered in the United States is payable in U.S. dollars. The U.S. dollar amount is the approximate equivalent of the Canadian price of the common shares being offered hereby determined based on the Bank of Canada noon exchange rate on the date of the underwriting agreement.

        The expenses of this offering, not including the amount to be earned and retained equivalent to an underwriters' commission of         percent of the gross proceeds of this offering, are estimated to be $        and are payable by the Government of Canada, except that the underwriters have agreed to reimburse the Government of Canada for $1 million of its offering expenses.

No Sales of Similar Securities

        We have agreed not to authorize, issue, sell, sell any option or contract to purchase, purchase any option or contract to sell or grant any option, right or warrant to purchase any additional common shares or securities convertible into common shares, or to enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of our common shares, other than under our Employee Stock Option Plan or any other existing agreements or instruments already issued or authorized and other than common shares and securities giving the right to acquire common shares in consideration for the acquisition of assets or shares of a business, for a period of 90 days following the date of closing of this offering, without the prior written consent of CIBC World Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Dominion Securities Inc.

Multijurisdictional Disclosure System

        This offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer the common shares outside of Canada and the United States.

Stabilization and Short Positions

        The underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of our common shares, as described below, in accordance with, in Canada, applicable requirements of the Canadian securities commissions and the Universal Market Integrity Rules (UMIR) of Market Regulation Services Inc. and, in the United States, Regulation M under the Exchange Act:

  •
  The underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase any common shares for their own accounts, nor solicit orders from clients for common shares, subject to certain exceptions permitting market stabilization and allowing Canadian market makers to fulfill their obligations to the market, on condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. In Canada, these exceptions include a bid or purchase for their own accounts at a price not greater than the last independent trade and not greater than the distribution price. In the United States, stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum price.

  •
  Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase from the Government of Canada, which create a syndicate short position. Individual underwriters may close out any short position that they may have by purchasing shares in the open market, at a price no greater than the distribution price. In Canada, there is no restriction on the price paid to cover a short position by a person with market maker obligations.

  •
  Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market.

        These overallotment, stabilizing transactions and syndicate covering transactions may raise or maintain the market price of our common shares or prevent or slow a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the TSX, the NYSE or otherwise and, if commenced, may be discontinued at any time. None of us, the Government of Canada or the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, none of we, the Government of Canada or the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. CIBC World Markets Inc. is currently acting as agent in our normal course issuer bid.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with the Government of Canada to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, the Government of Canada or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

        The common shares have not, whether directly or indirectly, been offered or sold and, for up to six months following the consummation of this offering, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the

Public Offers of Securities Regulations 1995. We have (i) complied and will comply with all applicable provisions of The Financial Services and Markets Act 2000 in respect of anything done by us in relation to the common shares in, from or otherwise involving the United Kingdom and (ii) only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the sale of the common shares in circumstances where section 21(l) of the FSMA does not apply to us, to persons who fall within the exemptions to section 21 of the FSMA set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") (including to persons exempted under Article 19 (Investment Professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order) or to persons to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated.

LEGAL MATTERS

        Certain legal matters relating to the common shares offered by this prospectus will be passed upon at the date of closing on behalf of Petro-Canada by Torys LLP, Toronto, Ontario and New York, New York, Canadian and U.S. counsel to Petro-Canada, on behalf of the Government of Canada by Stikeman Elliott LLP, Calgary, Alberta and Toronto, Ontario, Canadian counsel to the Government of Canada, and Shearman & Sterling LLP, Toronto, Ontario and New York, New York, U.S. counsel to the Government of Canada, and on behalf of the underwriters by Fraser Milner Casgrain LLP, Calgary, Alberta, Canadian counsel to the underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, U.S. counsel to the underwriters. At the date hereof, partners and associates of Torys LLP, Stikeman Elliott LLP and Fraser Milner Casgrain LLP own beneficially, directly or indirectly, less than 1 percent of the outstanding common shares of Petro-Canada.

EXPERTS

        Our consolidated financial statements as at and for the years ended December 31, 2003 and December 31, 2002 incorporated by reference into this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain adjustments of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP have expressed no opinion or other form of assurance other than with respect to such adjustments) which are incorporated by reference herein and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Our Supplemental United States GAAP Differences and Disclosures as at and for the years ended December 31, 2003 and 2002, incorporated by reference into this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report which is incorporated by reference herein and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of Petro-Canada are Deloitte & Touche LLP, Calgary, Alberta.

        The transfer agent and registrar for the common shares is CIBC Mellon Trust Company at its principal office in each of the cities of Calgary, Toronto and Montréal.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER
THE U.S. FEDERAL SECURITIES LAWS

        Most of our assets are located outside the United States and most of our directors and officers and most of the experts named in this prospectus are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by Torys LLP that there is doubt as to the enforceability in Canada in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from our Corporate Secretary at:

    Petro-Canada
    P.O. Box 2844
    150 - 6th Avenue S.W.
    Calgary, Alberta T2P 3E3
    (403) 296-8000

    Attention: Corporate Secretary

        For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary at the above mentioned address and telephone number.

        Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with the SEC and with securities commissions or similar authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-10 that we have filed with the SEC in connection with the offering of the common shares. We incorporate by reference the documents listed below, which were filed with securities commissions or similar authorities in Canada and with the SEC:

  •
  our management proxy circular dated March 4, 2004, excluding the information contained under the headings "Executive Compensation — Report on Executive Compensation", "Executive Compensation — Stock Performance Graph" and "Corporate Governance Practices";

  •
  our annual information form dated March 4, 2004, including the "Management's Discussion and Analysis" information incorporated therein;

  •
  our audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the reports of the auditors thereon (excluding, for greater certainty, our audited consolidated financial statements as at and for the year ended December 31, 2001, and the report of the auditors thereon insofar as it relates to such statements);

  •
  our unaudited interim consolidated financial statements as at and for the six months ended June 30, 2004 and June 30, 2003;

  •
  Supplemental United States GAAP Differences and Disclosures as at and for the years ended December 31, 2003 and 2002, and the report of the auditors thereon and Unaudited Supplemental

    Disclosures About Oil and Gas Producing Activities as at and for the years ended December 31, 2003 and 2002;

  •
  the information contained under the heading "Management's Discussion and Analysis" contained in our Quarterly Report to Shareholders for the six months ended June 30, 2004;

  •
  our material change report dated May 25, 2004 with respect to our acquisition of a 29.9 percent interest in the Buzzard field in the United Kingdom North Sea;

  •
  our material change report dated June 9, 2004 with respect to our agreement to acquire all of the outstanding shares of Prima Energy Corporation; and

  •
  our material change report dated June 22, 2004 with respect to our normal course issuer bid.

        Any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars (except any information relating to the composition of the Management Resources and Compensation Committee and its report on executive compensation, the performance graph or the corporate governance disclosure required by the TSX), all financial statements and all material change reports (excluding confidential material change reports, if any), filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished by us to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form) subsequent to the date of this prospectus and prior to the termination of this offering such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, any document filed with or furnished to the SEC by us which specifically states that it is intended to be incorporated by reference into the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference into that registration statement.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such prior statement. The modifying statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these common shares in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        You may also access our disclosure documents and any reports, statements or other information that we file with the Canadian securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov.

        In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read any document we file with or furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings since November 4, 2002 are also electronically available from the SEC's EDGAR, as well as from commercial document retrieval services. Except as provided in "Documents Incorporated By Reference", no documents are incorporated by reference in this prospectus.

        You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. Reports and other information about us should also be available for inspection at the offices of the TSX and the NYSE.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this prospectus is a part:

  •
  the documents listed in the third paragraph under "Documents Incorporated By Reference" in this prospectus;

  •
  consents of accountants and counsel;

  •
  powers of attorney; and

  •
  the form of the underwriting agreement.

49,390,104 Shares

PETRO-CANADA

Common Shares

PROSPECTUS

CIBC World Markets
Merrill Lynch & Co.
RBC Capital Markets

BMO Nesbitt Burns
National Bank Financial Inc.
Scotia Capital
TD Securities
Goldman, Sachs & Co.
UBS Investment Bank
Canaccord Capital Corporation
FirstEnergy Capital Corp.
GMP Securities Ltd.
Peters & Co. Limited
Citigroup
Credit Suisse First Boston
Beacon Securities Limited
Casgrain & Company Limited
Dundee Securities Corporation
First Associates Investments Inc.
Orion Securities Inc.
Raymond James
Tristone Capital Inc.

                          , 2004

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors or Officers.

        Section 124 of the Canada Business Corporations Act (the "Act") provides as follows:

        124. (1) Indemnification — A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

        (2) Advance of costs — A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

        (3) Limitation — A corporation may not indemnify an individual under subsection (1) unless the individual

  (a)
  acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

        (4) Indemnification in derivative actions — A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

        (5) Right to indemnity — Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

  (a)
  was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

  (b)
  fulfills the conditions set out in subsection (3).

        (6) Insurance — A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

  (a)
  in the individual's capacity as a director or officer of the corporation; or

  (b)
  in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

        (7) Application to court — A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

        (8) Notice to Director — An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

        (9) Other notice — On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

        The by-laws of Petro-Canada provide that Petro-Canada shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Petro-Canada's request as a director or officer of another corporation of which Petro-Canada is or was a shareholder or creditor, and the heirs and legal representatives of such a person to the extent permitted by the Act.

        Petro-Canada maintains director and officer liability insurance to a total limit of Cdn$195 million in aggregate during the insurance policy year.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Petro-Canada pursuant to the foregoing provisions, Petro-Canada has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

EXHIBITS

Exhibit	Description
3.1*	Form of Underwriting Agreement
4.1
Management Proxy Circular, dated March 4, 2004, excluding the information contained under the headings "Executive Compensation — Report on Executive Compensation", "Executive Compensation — Stock Performance Graph" and "Corporate Governance Practices" (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on March 25, 2003).
4.2
Annual Information Form, dated March 4, 2004, including the "Management's Discussion and Analysis" information incorporated therein (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2003).
4.3
Audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the reports of the auditors thereon (excluding, for greater certainty, the audited consolidated financial statements as at and for the year ended December 31, 2001, and the report of the auditors thereon insofar as it relates to such statements) (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2003).
4.4
Unaudited interim consolidated financial statements as at and for the six months ended June 30, 2004 and June 30, 2003 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on July 30, 2004).
4.5
Supplemental United States GAAP Differences and Disclosures as at and for the years ended December 31, 2003 and 2002, and the report of the auditors thereon, and Unaudited Supplemental Disclosures About Oil and Gas Producing Activities as at and for the years ended December 31, 2003 and 2002 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on September 16, 2004).
4.6
Information contained under the heading "Management's Discussion and Analysis" contained in the Quarterly Report to Shareholders for the six months ended June 30, 2004 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on July 30, 2004).
4.7
Material change report dated May 25, 2004 with respect to the acquisition of a 29.9 percent interest in the Buzzard field in the United Kingdom North Sea (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on May 25, 2004).
4.8
Material change report dated June 9, 2004 with respect to the agreement to acquire all of the outstanding shares of Prima Energy Corporation (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on June 9, 2004).
4.9
Material change report dated June 22, 2004 with respect to the normal course issuer bid (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on June 22, 2004).
5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of Torys LLP.
6.1	Powers of Attorney (included on the signature page to this Form F-10).

*
To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

        Petro-Canada undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process.

        Concurrently with the filing of this Registration Statement, Petro-Canada has filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta, Canada, on September 16, 2004.

PETRO-CANADA
By:	/s/ RON A. BRENNEMAN Name: Ron A. Brenneman Title: President and Chief Executive Officer
By:	/s/ ERNEST F.H. ROBERTS Name: Ernest F.H. Roberts Title: Senior Vice-President and Chief Financial Officer

POWERS OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Ron A. Brenneman, Ernest F.H. Roberts, W. A. (Alf) Peneycad, Christopher J. Smith and Douglas Fraser, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on September 16, 2004:

Signature	Title

/s/ RON A. BRENNEMAN Ron A. Brenneman	President and Chief Executive Officer and Director (principal executive officer)
/s/ ERNEST F.H. ROBERTS Ernest F.H. Roberts	Senior Vice-President and Chief Financial Officer (principal financial officer and principal accounting officer)

III-2

Signature	Title

Angus A. Bruneau, O.C.	Director

Gail Cook-Bennett	Director
/s/ RICHARD J. CURRIE Richard J. Currie	Director
/s/ CLAUDE FONTAINE Claude Fontaine	Director
/s/ PAUL HASELDONCKX Paul Haseldonckx	Director
/s/ THOMAS E. KIERANS, O.C. Thomas E. Kierans, O.C.	Director
/s/ BRIAN F. MACNEILL Brian F. MacNeill	Chairman of the Board of Directors
/s/ PAUL D. MELNUK Paul D. Melnuk	Director
/s/ MAUREEN MCCAW Maureen McCaw	Director
/s/ GUYLAINE SAUCIER, O.C. Guylaine Saucier, O.C.	Director
/s/ WILLIAM W. SIEBENS William W. Siebens	Director
/s/ JAMES W. SIMPSON James W. Simpson	Director

III-3

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Petro-Canada in the United States, on September 16, 2004.

Puglisi & Associates
By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

III-4

EXHIBIT INDEX

Exhibit	Description
3.1*	Form of Underwriting Agreement
4.1
Management Proxy Circular, dated March 4, 2004, excluding the information contained under the headings "Executive Compensation — Report on Executive Compensation", "Executive Compensation — Stock Performance Graph" and "Corporate Governance Practices" (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on March 25, 2003).
4.2
Annual Information Form, dated March 4, 2004, including the "Management's Discussion and Analysis" information incorporated therein (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2003).
4.3
Audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the reports of the auditors thereon (excluding, for greater certainty, the audited consolidated financial statements as at and for the year ended December 31, 2001, and the report of the auditors thereon insofar as it relates to such statements) (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2003).
4.4
Unaudited interim consolidated financial statements as at and for the six months ended June 30, 2004 and June 30, 2003 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on July 30, 2004).
4.5
Supplemental United States GAAP Differences and Disclosures as at and for the years ended December 31, 2003 and 2002, and the report of the auditors thereon, and Unaudited Supplemental Disclosures About Oil and Gas Producing Activities as at and for the years ended December 31, 2003 and 2002 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on September 16, 2004).
4.6
Information contained under the heading "Management's Discussion and Analysis" contained in the Quarterly Report to Shareholders for the six months ended June 30, 2004 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on July 30, 2004).
4.7
Material change report dated May 25, 2004 with respect to the acquisition of a 29.9 percent interest in the Buzzard field in the United Kingdom North Sea (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on May 25, 2004).
4.8
Material change report dated June 9, 2004 with respect to the agreement to acquire all of the outstanding shares of Prima Energy Corporation (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on June 9, 2004).
4.9
Material change report dated June 22, 2004 with respect to the normal course issuer bid (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on June 22, 2004).
5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of Torys LLP.
6.1	Powers of Attorney (included on the signature page to this Form F-10).

*
To be filed by amendment.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
CURRENCY EXCHANGE RATES
SUMMARY
PETRO-CANADA
THE OFFERING
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY AND PRICE RANGE OF COMMON SHARES
SELLING SHAREHOLDER
DESCRIPTION OF THE SHARE CAPITAL
RESTRICTIONS ON OWNERSHIP AND VOTING
INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
AUDITORS, TRANSFER AGENT AND REGISTRAR
ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX